UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*
X-RITE, INCORPORATED ___________________________________________ (Name of Issuer)
Common Stock __________________________________________ (Title Class of Securities)
983857103 __________________________________________ (CUSIP Number)
Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich CT, 06830
203 629-6700
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2008 ___________________________________________ (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103	Page 2 of 6

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,730,877
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,730,877
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,730,877
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 9.24%
14	Type of Reporting Person: PN

CUSIP No. 983857103	Page 3 of 6

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,730,877
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,730,877
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,730,877
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 9.24%
14	Type of Reporting Person: CO

CUSIP No. 983857103	Page 4 of 6

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,730,877
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,730,877
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,730,877
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 9.24%
14	Type of Reporting Person: IA;CO

This Amendment No. 4, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 10, 2008, amended on April 4, 2008, amended on April 29, 2008 and further amended on May 8, 2008, relating to the Common Stock, par value $0.10 per share (the “Shares”), of X-RITE, INCORPORATED, a Michigan corporation (the “Issuer”).

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

The Issuer has previously announced that it has engaged RBC Capital Markets as its financial advisor to assist the Issuer in exploring options to address the financial leverage on its balance sheet and its capital needs.  On May 29, 2008, Manager entered into a Confidentiality Agreement (the “Confidentiality Agreement”) with RBC Capital Markets, on behalf of the Issuer, pursuant to which the Issuer agreed to provide Manager with certain information concerning the Issuer in connection with the previously announced process.  Pursuant to the Confidentiality Agreement, Manager agreed to certain standstill provisions with certain exceptions.  This description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as Exhibit D to this Schedule 13D and incorporated herein by reference.

There can be no assurance that Manager will determine to participate in any transaction with the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

See Item 4 for a description of the Confidentiality Agreement.  A copy of the Confidentiality Agreement is filed herewith as Exhibit D and is incorporated herein by reference.

Item 7.                      Material to Be Filed as Exhibits.

Exhibit D	Confidentiality Agreement between X-Rite, Incorporated and Sagard Capital Partners Management Corporation, dated May 29, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2008	SAGARD CAPITAL PARTNERS, L.P.
	By:	/s/Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/Dan Friedberg
	Name:	Dan Friedberg
	Title:	President